Exhibit 99.12

CERTIFICATION

REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND

SECTION 1350 OF CHAPTER 63 OF TITLE 18

OF THE UNITED STATES CODE

Agrium Inc. (the “Company”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2013 (the “Report”) with the United States Securities and Exchange Commission.

I, Stephen G. Dyer, Executive Vice President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 4, 2014

/S/ Stephen G. Dyer
	Name:	Stephen G. Dyer
	Title:	Executive Vice President & Chief Financial Officer